Filed by Strive, Inc.
(Commission File No.: 001-41612)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Semler Scientific, Inc.
(Commission File No.: 001-36305)

The following is a transcript of the Hurdle Rate Podcast, posted on YouTube.com, featuring: Matthew Cole, Chief Executive Officer of Strive, Inc. (“Strive”); Jeff Walton, Chief Risk Officer of Strive; and Ben Werkman, Chief Investment Officer of Strive, on November 10, 2025, in connection with Strive’s proposed business combination with Semler Scientific, Inc. (“Semler Scientific”). A link to the podcast is here:

https://www.youtube.com/watch?v=b4Y88YFlGpk&list=PLoB1eZWSVHVbHsHgaIIp0cy0MSDoz7uo0&index=1

Hurdle Rate Podcast 35 (SATA)

Mon, Nov 10, 2025 2:53PM • 1:20:08

SPEAKERS

Jeff Walton, Tim Kotzman, Matt Cole, Ben Werkman

Tim Kotzman  00:00

You welcome back to the hurdle rate episode 35 for the week of November 10, 2025 there's 52 days left. The Final Countdown, Trump announced $2,000 tariff dividend for Americans. We have Seda from Strive to discuss and we are recording on Sunday. So the latest from strategy is a tweet from Sailor simply saying, best continue. Over to you, Matt.

Matt Cole  01:00

Exciting exciting times. Exciting times. It to see what they release Monday, which will be out by the time I'm sure we dropped this, but stretch hit par for the first time. And I would expect them to have used the dividend a lot of volume. It'll be interesting to see, to see how much, and then obviously a lot of success in the IPOs of digital credit, we announced upsize of SATA from initially targeting 125 million, raise to 200 stream was also upsized very nicely, so substantial demand, both priced at 80 both SATA and stream, and I think that makes sense for new issuers. So Strive was a new issue in the US strategy was a new issuer in Europe, a lot of man, a lot of demand, and I think at attractive prices. And I think this is we're entering, I'd say, the acceleration of the digital credit era, exciting times. Yeah. I mean, it was, it was a pretty massive week out there in the preferred markets. And you know, when we saw stretch finally really achieve par, it had hit par initially when they got launched on Robin Hood. So that was the first time that I ever saw it spike up and hit $100

Ben Werkman  02:14

this was the first week we've seen it breach $100 and then sustain within that range. And so I think that that was a really major moment for them on that product. You know, it took a couple months for it to get up there. And it happened during weakness in the Bitcoin market, which I also think is really important to note, is that Bitcoin had been pulling way back. It was bouncing around $100,000 and stretch started to show strength during that time. And I think that's important to note for how these types of products fit in to an overall strategy, is that it gives a lever that they can use. Some of the criticism that you used to always hear around strategy was that they never had a capability to buy the dips, right? They could only really be selling when the markets were be buying when the markets were ripping. That was when they were able to raise capital, as we saw over this past week. That's no longer going to be the case. So I'm going to be really curious to see just how much they raised out of that product, because of how long it did stay above. You know, you regularly saw it in the $100.05 $100.14 $100.14 and it was kind of bouncing around in that range. So I'm expecting that they raised some meaningful capital out of that, which will be the first time that we saw the ATM used on stretch. And I think that that's a rather major moment. It's also a major week, because you get the two perpetual preferreds that got launched in the market. And, you know, we had no idea that strategy had one coming. You know, we, we launched ours pre market on Monday, was when we announced it, and then strategy announced at the close of the market on Monday. So, you know, sometimes better lucky than good, I suppose. But it was, it was really good to see that both of them were very well received, given they were both running in a parallel timeline. Obviously, theirs was Euro denominated, so a slightly different product, so not necessarily competing directly in the same markets. But

Jeff Walton  04:15

what a week that one was a blur. Huge week, big IPOs. Yeah, two IPOs for perpetual preferred equities on the same day is crazy. It was fascinating watching stretch volume on the daily too. You'd see it at 100 and you see a huge volume bar, and it would stay at 100 and so I suspect that's like a block order happening off a book, and, you know, able to provide those shares via ATM or something like that. So I wouldn't be surprised if they have more than $50 million of capital raise over this last week from ATM usage, just based on volume, right? I think volume was around $630 million for this last week, which is just massive for that instrument. And I was looking at some. Um, relativity is compared to other other high yield junk instruments, and there's just no comparison like on each individual high yield junk bond like rarely trades. And now you have this instrument that's paying high yield junk junk status, yet is incredibly liquid, and we are yet to see the benefit of that additional liquidity premium. And we've talked about this a lot. Matt, is that the fact that these instruments are trading and they're highly liquid, actually that should be priced in as a benefit like that, that should bring the yield down, not necessarily higher. So it's, it's fascinating seeing this type of fixed income instrument with that much liquidity. Yeah, you're seeing a couple things that would probably run contrary to many people's expectations. And I think one of them is not pricing in the liquidity premium. The second is the rock dividends and not having a rerating higher in price lower in yield, given the fact that the tax adjusted yield equivalent for rock dividends is substantial, and then third, the fact that and Ben mentioned this, but I think it's worth highlighting

Matt Cole  06:17

the two up sizes of IPOs And stretch hitting par happened on a week that Bitcoin went under $100,000.03 times and and that is interesting. So like, if you take SATA as an example, the publicly stated talked about price was 75 to $80 range. It got priced at the higher end of the talked range. It got upsized to the maximum degree that we stated in in there, because that would be a a four times BTC rating at IPO. And Bitcoin has obviously gone down a little bit since then. But to have basically the max upsize in the downward scenario for Bitcoin prices, and have stretch go up, shows substantial demand for digital credit. And I think a a lack of sensitivity to the Bitcoin prices. And I think what's happening is that there's more research being done of the credit worthiness of a Bitcoin Treasury company that has no debt, or for strategy, little debt, no Bitcoin encumbered. And to say, You know what, a 10% decrease in the price of Bitcoin, these companies are still, you know, very credit worthy, and these are attractive yield instruments. And so I think that's a very positive sign for digital credit, for that success to happen, specifically on this week. Yeah, I think what you're seeing is you're really seeing the institution show up now,

Ben Werkman  07:40

and I think early on, when strategy was launching these products, you know, they were yet to be really tested. And Jeff's mentioned many times on the internet that, you know, risk is mispriced globally. And I think that that message is now starting to get out there. You know, the conversations around these products, there's really no pushback as to the credit quality that's around them right now. You know, these are well over covered products with a lot of you know, in our sense, more than 50 years of coverage on SATA just from the Bitcoin alone. And I think when investors are now starting to become comfortable with Bitcoin as this globally accepted asset, right? You don't see the same fighting against Bitcoin that you used to see in the past. You're seeing adoption from major institutions. You've heard the rumblings of the major banks coming out and starting to provide support around Bitcoin. You know this is getting so ingrained now into the financial system that I think that brings a degree of comfort. And when you take that Bitcoin and you strip away the volatility, and you strip away the risk, and you bring it back to them, packaged in a product that they're very familiar with, with very attractive terms around it, because of what we believe is going to happen with Bitcoin over the next several decades, these become really, really enticing offerings in the market. And I think when when it comes to having two of these in the market doing an IPO at the same time, and both of them are upsizing significantly during that time period, meaning there was a lot of excess capacity out there. There was more capital to be raised. You know, we were limited by our own limitations here. We wanted to provide comfort into the market, and a part of providing comfort into the market is making sure that you're going to come out in a controlled manner through your IPO. You want them to be comfortable when you close the offering of the position that the company is going to be in. And so for us, that put us at a limitation of 200 but having that demand on the back end is huge because it shows that there's recognition for these products now, and it also shows that you're likely to have demand out there in the open market when these products are trading. And so it's very exciting to see the amount of adoption and the amount of familiarity, you know, when we were going through our process and spending the time. Talking with the institutions, what really jumped out to me was that in almost every case, when we started talking to them, they were already familiar with these now they'd been watching them, they understood the mechanics around them, they understood the thesis around them, and they wanted to participate. And I that was a that was a major shift from what I was expecting, you know, I thought that for these products, there would still be some wariness, and with us coming out, and we're a first time issuer in the preferred market, and you would think that it would come with, you know, a little more skepticism, quite frankly, as they're looking at you as a new time issuer without that proven track record. But I think what it shows is that when you build your organization around having an institutional grade risk approach, and when you're able to bring backgrounds like what Matt has in fixed income and showing the market that you've been very thoughtful in both the way you've crafted your product and the way that you're providing the security for the investors, it becomes a very comfortable investment for them to make, and that's why you're seeing so much demand. So you know, while we saw several come out this week, I don't think it's the end of seeing more preferred products in the market, but I think that what we probably learned through this process, and particularly in getting getting this out the door, is that there's a scale where this matters. You need to be large enough for this to get into the market, and you need to have an incredibly clean story to be able to tell, particularly when you're a first time issuer, you know, I think that if our balance sheet had been, you know, muddled up with that and other things. I think it would have been a much harder sell in the market, versus when we just go out and we say, hey, we have two products, and here's what they are. We've got a common equity and we've got a preferred and that story was very easy to understand. Our size initially coming out at 125 you know, I think was probably right around where you could even start getting the institutions to be interested in it. Obviously, at 200 you know, they were very comfortable with that level of a raise. And so I think what it shows is that, you know, there's, it's not going to be quite as easy as everyone had probably hoped to get preferreds into the market. You've got to be very intentional with the way that you build up your capital structure and you approach this. But I think that because of the demand that's out there, you're going to see a lot more companies pushing down this path here as soon as they can, but it might be a while. Yeah, we had a lot of commentary of, oh, so this is like stretch, but it's senior, and you don't have any debt.

Jeff Walton  12:37

And that that, I that line was repeated multiple times, and it was to your to your point. The familiarity within the market was pretty fascinating that many of these have already many of these institutions have already seen this product. But I think there's still a ton of work to be done, because the the the type of institutions, I think we're still a little bit more

Matt Cole  13:02

like cutting edge type institutions, where there's opportunity within traditional like insurance companies and pension funds, once they start to understand and wrap their heads around these types of products, yeah, I think it might be helpful just kind of getting into a little bit of the sausage, making of some of the conversations that we had, and just what it what it means to kind of go through this process. And so when it's only, you know, it's getting close to two months since drive closed its reverse merger with asset entities, and when so, I mean, it feels like it's been two years, given, you know, the announced Semler transaction, and now, now the the IPO of SATA, but there's a lot that can't be said in this process. And so you see the result publicly of, you know, the announcement of the IPO of SATA or for strategy for stream. But these are, these are processes that take weeks to months. And so, I mean, we initially were saying, you know, we have intentions to launch a pref in 2025 Well, we weren't just saying that at the time, right, like we were working on SATA at the time, and really working on the structure. We were working with Barclays on on the structure of SATA, kind of going back and forth of how we would design it versus what they would think that investors might have interest in. And then you're, you're trying to have these conversations with investors, but you can't wall cross them, so you can't give them material, non public information until the very, the very end. And so you're kind of dancing around this, like, what is the product build that we want, that they want? And, you know, things that were very important for us is, you know, and things that we had to really fight for throughout the process. We're not having occurrence tests. We wanted to be able to have the flexibility in the future to choose the leverage ratio that we think makes sense given the cost of capital, and then our what we think for the future returns of Bitcoin. And so we stated in the documents 25% at IPO. But we have full flexibility to do what we. Think makes most sense for Strive in the future, we have no encumbered Bitcoin, and you see these investors, and it's not because they're bad, they're just, they're looking to increase their protections, and so they're they're trying to push on you terms that may not be in the best interest of the company. And so there's a lot of back and forth and fighting, and clearly, the more protections you give, the easier it will be to raise money. And you've seen this, you know, with, you know, some of the smaller companies and some of the protections that they had to give in raising convertible notes, of, you know, pledging Bitcoin as collateral, and which was, you know, at the core of why Strive never took a convertible note, that we didn't want to pledge our Bitcoin as collateral, we didn't want to have margin, we didn't want to have income. Have encumbered Bitcoin. But you see the same fights with preferred equity. And I think that the larger your balance sheet is, the stronger that you're able to argue your points raise demand. Ultimately, raising demand allows you the flexibility to have better terms, right? Like, if you don't have demand, then you have to give terms to get demand. And so to me, like when we started the process it we ended up with a book that was priced at the high end, Max upsized, and had and was 2x oversubscribed. But it didn't start there. It actually started with, we don't know if there's enough demand to launch, and conviction from our team to say, No, there's demand. We know that there's demand for this product. We're very comfortable with how we built it, but you can't have those conversations before it's announced, because everyone has to accept a wall cross and when what that means is that the week before we launched, people that wanted to have a real conversation had to not be able to trade our common equity Asst. And you think about the volatility in these equities, people want to trade them so they don't often want to be wall cross, so they're not willing to show their hand of of demand and even like as an example, and a lot of people don't show their hand, even when it's public, until the very last minute, when I was at CalPERS, that was, that was our Mo like we never told people what the demand was until the very end. It's like, why am I you're playing poker. Why am I going to show you my cards until I absolutely have to, and so you see this demand start weak and then absolutely balloon into the end to a massively oversubscribed up, size up, price deal. But it's interesting, because as a management team, you have to have conviction to actually go out there and do that. And there's risk in that. The risk is, is that you're wrong and that the demand wasn't there. And I think what we showed is that it was there, and then obviously in the OTC Markets, it started to trade really well. It's going to start trading in the public markets, you know, on Monday, but we think that there's going to be a lot of demand for this and and just, you know, some of the emails that we've got reverse inquiries after, I think that there is a lot of demand for digital credit, and certain people that have a lot of money see this in a clear way, but it was a very clear and interesting process. I'm curious if there's anything that stood out from you guys in it that I that I didn't cover, I think along those lines. You know, when you're going through this process and to your point where it's a lot of the really big players that don't want to show their hand early, and so you're having these discussions, you're getting interest from them, but they're not willing to give you an indication in terms of how much they'd want to buy. You know, I can't count the number of conversations that Jeff and I had throughout the week where, you know, I'm calling him, going, like, this is a $200 million deal at 80 right? I'm not crazy, like, it just feels that way, like I know what we're hearing, but this just seems like we're there and but throughout the week, you know, really even leading into the day before, right, the night before, where there was still the conversations around pricing, and is the demand actually at the lower end to, you know, fully raise the amount of capital that you're looking to raise. And you know, it wasn't until, effectively, the last day when all that demand just flooded in. And so there's a lesson there, because you do really as a team, have to stand firm and really understand the offering that you're bringing to the market. And you know, for us looking at this, when you've got a 12% dividend, you know, priced at 80, so you've got an effective yield around 15, you add in the rock dividend treatment to that, and you know, you're you're putting a really attractive offering out into the market. Not only that, these are unique products, because this is a product where you're stating that you're trying to move that equity price to the stated amount and peg it around there. So coming from a discount, you know, you've got the company working in your favor as long as you're below that stated amount. And so from an investor perspective, it just seemed to make all the sense in the world. But going through the process, there's always that little nagging voice going maybe the demand isn't out there quite like we thought, right? But you know, for us, we're all we've all been in this space for a while now. We've been watching these products. We're all obviously massive believers in these products, and so.

Ben Werkman  20:00

You know, overwhelmingly, we just had to stay firm and keep pushing the message going. We think we need to price at the high end. We think we're going to have enough demand. All the conversations we're having have been really strong. They understand this. They seem to understand the product. They know what we're doing. And ultimately, you know, that came to be true, but it would be very easy through this process to get your conviction shaken a bit, because as a company, you have to balance your own bullishness with getting a deal closed, because you don't want to go into the market with a deal and then not have it closed and not have it be a successful deal. And luckily for us, on the back end of this. Now, I won't even say luckily, right? I mean, I think this was just a well structured offering that we brought to the market that we knew would have demand, and at the end of the day, it did, and it had a lot more demand than I think even a lot of us were anticipating. What was also very fascinating is, when you're building these out, is you're doing this kind of split between institutional and retail demand, and so the SATA offering was available through fidelity and through another channel as well. And what was really unique, and even the bankers seemed to be surprised, was how much retail demand was coming in for these products. And it just shows the amount of support that's out there. But it also shows that retail investors are starting to see the power of incorporating these types of products into their portfolios as these long term holds. The tax advantages around these are massive. People have started getting educated strategies, obviously been in the market very heavily doing marketing around their products, and starting to drive that value proposition more broadly in the market. And so you're starting to see more retail participation start to show up and get access in these IPOs, which is great to see, because, you know, traditionally, you've got a really heavy book slanted to the institutional route when you're doing an IPO. So in this space, for it to be unique and to see significant participation coming from retail was was really great to see it was a really great outcome, and it was one we were obviously very happy about, absolutely, a lot of lot of retail demand. Fascinating to see the book building process was also very fascinating, because the bankers are taking risk to not only are we taking risk of having a failed deal. The bankers are also taking risk of having a failed, failed deal. Having that be, you know, headline news within the market, that would be bad for the industry.

Jeff Walton  22:31

And then that process of book building along the way, of identifying, you know, what pricing is, you know should be. You get those indications from institutions. To Matt's point on poker, you're incentivized to bluff, or you're incentivized to, you know, not, not give your best terms right away and show your hand. So you know, demand comes in lower, let's just say price at 75 with certain amount of capacity. And then, as that book continues to build throughout the week, you have to understand where you think capacity is and go out with kind of final pricing and see where how that demand changes over time. So and that process was two days, which was insane. I mean, we had like, 30 minute meeting, back to back to back to back to back at meetings starting at four o'clock in the morning. Pst, like every day last week, and it was just a whirlwind of a process. So you've got to be on, you know, 24/7 like communicating, making decisions, understanding what's going on, communicate the message. Communicate with bankers, communicate with lawyers, communicate as a team. And the power of having a team is so incredibly important in that entire process as well. I mean, the sheer number of emails that came through last week was insane, I think, over, probably over 1200 emails within the last week, and just incredible. We're able to handle it. And these are emails that aren't junk emails. These are actually like emails that fire reading and work.

Ben Werkman  24:03

Yeah, it's just in create crazy amount of volume, but yeah, job well done. We've got a presentation. Should we jump into the presentation? One last comment that I'll make before we jump into the presentation is, you know, if our if our x feeds look significantly different during the deal period. That's incredibly intentional, because you've never had more lawyers having to review every single word you say during this process that you have when you're doing an IPO. And so you know you've got to be incredibly careful when you're out there marketing a security and they want to really control what you're saying, and everything you say has to be worded very intentionally during that process, and so it greatly changes the way that you're able to interact out there. So I'm sure people noticed a lot of slowdown in the amount of content that was going out from us via X during that. Period, but that's intentional, and you know, that's to protect the offering. The last thing that you want is for something that seems minor, that gets put out online to jeopardize a deal of that size. So your best course of action and strategy follows this as well. I'm certain, is that you just need to be as conservative as you possibly can get through the closing of the deal, and then you can can get back out there to talking and then doing everything that we would normally do. So if you were noticing that, you know, it wasn't just you that was very real. Every single tweet that's going out has to get reviewed by lawyers, and, you know, not just one for multiple firms. And so it was quite a process, and it definitely changes the way that you're able to communicate for that period of time,

Matt Cole  25:47

which means a couple of things, you can't really answer questions. You can just refer them to public documents, which is obviously not the way we would prefer to operate, but want to get the deal done, and so not going to risk damaging the deal. And then secondly, I think, given how long this process was in place, really not being able to talk about rock dividends at the time. Because even though now you'll see in our presentation that we expect our dividends to be rock dividends, and kind of what that means for SATA, you can't say that when you've been working on a deal for a couple months, even before strategy themselves really started talking about rock dividends. And so you know, now the the you know, constraints of what we can say are starting to lift now that the it's you know that we expect the you know to be listed on on NASDAQ, this on Monday. But yeah, it's a you you can't you would put everything at risk. You put SATA at risk, you put asst at risk to not follow the process, and obviously that's important for us, to do this in a compliant manner, and obviously also execute quickly, 100% as Fiat systems falter, wealth preservation isn't a strategy, it's survival while the world reacts. Swan, private clients are already prepared. Swan private builds strong relationships with clients around mutual conviction in bitcoins, long term promise with concierge service, deep expertise and airtight security, the swan private team helps build generational wealth the right way. Swan private's comprehensive Bitcoin wealth platform serves over 5000 clients with more than four and a half billion dollars of Bitcoin purchased to cold storage. Swan private is built for long term partnerships. Get started today at swan.com/private

Jeff Walton  27:38

well, we did prepare a presentation on asst and SATA to provide an update post SATA close. This will be live on Monday morning. Here we are Sunday recording this, and I think we should probably step through it a little bit. It's exciting. We're excited to talk about these two products, amplified Bitcoin and digital credit, and how they kind of interact together, and really the entire story of Strive and what it looks like on a go forward basis. It's a it's a substantially more interesting story than before SATA. And I think what we've done here is we've created the products we want to buy, both with SATA and Asst. And I think you'll see that as as we go through the deck and see also why we could have never talked about this before, SATA, because it just it wasn't accomplished. And I think that's a good thing for us to accomplish it and then talk about it before, versus the opposite. So let's pop into it. Let's do it. Here we go. Strive asst and SATA update, November 2025 if you're listening to this, there are two disclaimer pages. Please take a look at the disclaimer pages. One is a standard disclaimer, and the other is disclaimer relating to the Semler transaction. Okay, over you. Matt, awesome. Yeah, let's, let's go through some of the accomplishments, because I think a lot of times people that are not close to this industry, so I'll say, like the pledges of the world will say, Oh, you're just you're copying strategy, or there's no differentiation to the strategy. And it's very important to actually look into all the first and one second here that Strive has accomplished in under two months. And the first being is that we're the first Bitcoin Treasury company with equity only amplification, so we literally have zero debt. We have no margin requirements. So Bitcoin could literally go down to $1 it could the futures could go negative, like oil did in 2020

Matt Cole  29:32

there's no liquidation. And that's so important because other forms of debt, of amplification, there is margin requirements at times. And so that's a substantially different risk profile. We have no Bitcoin encumbered and and I think that's what people miss when they say, Oh, well, why don't I just, you know, go on, name your website and borrow against my bitcoin, because the Bitcoin drops, you're liquidated. And Bitcoin Treasury companies that that take level. Average or amplification is like to say, with no margin requirements, no ample no no encumbered, Bitcoin can actually ride out and Strive will be able to ride that out in a uniquely positive way for our equity holders. You know, we're the second company to IPO perpetual preferred equity. We following only strategy. I think that's a huge accomplishment. I mean, obviously this has been a focal point for the industry and for us to flip public less than two months ago and accomplish this. Kudos to the Strive team for both execution and persistence to get this out there.

Ben Werkman  30:31

 I think we've got a note that we probably weren't the ones people were betting on to have the second perpetual preferred given when we started. You know, there's been other companies out there, you know, metaplan, it's got stated intentions to get a perpetual preferred out there, and they're working through the Japanese markets, which is a little different. So you know that that one's one that I'm incredibly proud of, and I think our team's incredibly proud of, because it's not easy to do and to be able to do that within two months of a reverse merger after close or announcing an acquisition to then be the second one to get one of these in the market. I think is a massive, massive accomplishment. It shows the power of leading in podcasters per share. I think is, is actually what it shows here. You know, the third and this is what really gets me excited about asst as common equity is that we have the highest amplification ratio from perpetual preferred equity amongst Bitcoin Treasury companies. And at the end, we'll go through kind of some bitcoin factor charts. But, you know, as someone that would, you know, I'd classify myself as somewhere between a Bitcoin Maxi to a double Maxi over the next 10 years, you know, I think the future return of bitcoins probably averages a CAGR of 30 to 40% and that could vary between different people, and people can underwrite their own risk, and that's the power of Bitcoin Treasury companies. But for someone myself that has that type of a bullish nature, I want to see Bitcoin Treasury companies have no margin requirements, no encumbered Bitcoin, and amplify their common equity in a major way and be risk aware, but also to take amplification. That if bitcoin is going to average 30 to 40% over the next 10 years, that the best way to outperform bitcoin is going to be having amplified Bitcoin so excited that we're the first to achieve that form of amplification ratio through prefs, you know, the Semler transaction, the fact that we're the first company to announce an acquisition of a Bitcoin Treasury company less than two weeks after going public, that was a lot of work, and there was competition. There was other Bitcoin Treasury companies that were in conversations to acquire Semler and and we were chosen. And I believe the main reason that we were chosen was because of the pref story, that we had such a clean balance sheet and a team that could execute, and now, now we have executed, and you're seeing the equities of Semler and Strive trade fairly in lockstep with each other on a day to day basis. And I think that showing market confidence that this deal makes a lot of sense for both companies, and that they're still stronger together. And I believe that to be true in a major way. And then the last and this is what powered everything above, was the largest equity only Treasury financing that we didn't take other debt, that that we were clean, that we raised a lot of capital, you know, to obviously, we started the IPO at 125

Matt Cole  33:25

million. We raised it to 200 million. But, you know, in a lot of sense, like the book, was actually stronger of demand at 200 than 125 because a lot of institutions wanted larger size. And so without that large equity only financing. We would have never been in this position to get here and and I think when you combine this, it's just amazing execution from a very strong team in a very short period of time. The one other thing I would add on top of this is, you know, second Bitcoin Treasury company to IPO, a perpetual preferred equity only nine months after the first Bitcoin backed preferred equity ever hit the market like, we're within a year of the very first launch of a perpetual preferred equity. And that's, that's speed, right? That's incredibly fast after, you know, a really novel product hitting the market. Just exciting times. All right? I'm pumped to go over this slide, because, you know, one of the things that I've noticed as someone that's been in the investment industry for a long time is that you can always Doctor data to tell a story that you want, and the best way to UN Doctor data is to do something that's called look at it since inception. There's no doctoring. It's just, what does it look like since a strategy was started, and so when Strive announced, you know, a Bitcoin Treasury debt, we're going to become a Bitcoin Treasury company. Is it? This is what the total return looks like. We've outperformed Bitcoin by over 100% outperform the s and p5 100 by over 100% and obviously it's been a very. Volatile ride. There's been massive differences in, you know, the technicals and the amount of shares that have traded. But if you zoom out and then you look at what actual performance has been, it's been very positive. And obviously we're looking to build on that. Now we have a very strong equity story with amplification. You know, the pipe shares are freely traded. You know, we have potential additional warrants coming in, but, but this is, this is outperforming Bitcoin and and when you think about even sailors third quarter earnings presentation being talked about the duration of a Bitcoin Treasury company. He talked about it being longer than than what you need for Bitcoin, and Bitcoin needing a four year investment horizon to even consider Bitcoin Treasury companies being longer eight to 10 year instruments for investments, to actually make sure the thesis played out that for a company that's been live in the strategy for less than a year, you have to look at it since inception. And if you're looking at it since in any other way, you're getting a misleading figure, just like it would be, you know, misleading to look at it since, you know, the equity bottomed and, you know, mid October, or looking at it from the actual high that this story, the story has only been live for less than a year, and since inception, it's outperformed Bitcoin. It's outperformed s, p, and we're just getting going. So that's, that's, that's my commentary on on that anything to add? But then, no, no, I think that's the right approach. You know, this is one where you're never going to get out of the arguments, right? That's, that's just going to be a reality of equities. And, you know, kind of, my position in the past has been that everybody's reality starts at their entry, right? So from an investor perspective, that's kind of the way that you know the story is going to be. You're going to have people that all entered the story at very different times along the path. And so to Matt's point, you've got to anchor somewhere, and where you anchor is at the inception of this thing. Right? When did you embark on the strategy? That's the starting point. So no, I think Matt covered that one well. And I guess this one last point on on that last slide is, you know, Bitcoiners know this story very well as well, because Bitcoin is a very volatile asset, and has had, you know, many times where it might go down 80% and you'll get the Peter shifts of the world dunking on Bitcoin when it's down and and the Bitcoiners will will rightfully point out that if you actually zoom out, it's actually done really well. And so just as an example, if, if bitcoin went, you know, it's whatever, $103,000 if it went to $2.5 million by the end of the year, and then one month later was that 250,000 you know, you'd have a lot of people saying, Oh, well, Bitcoin has fallen 90% since it was 2.5 million. I would say, you know, in November it was 103,000 and now it's 250,000

Ben Werkman  37:48

it just went, it spiked up and and that's great return for an asset. Now, obviously, if you bought the 2.5 million, then you don't feel that way, but it's important, because these are long duration assets, and I think people need to understand that and and look at data that you know has the appropriate timeframe. This slide I really like because it shows a glimpse into what's on the horizon for us, and it's what keeps us really excited. And what you're going to see here, you know, from the credit investor perspective, you're going to see that there's a significant amount of potential credit enhancing activities on the horizon. And what I mean by credit enhancing activities is they're activities that would increase our Bitcoin holdings and would likely decrease our amplification, which is what we're going to have to focus on bringing back up over this. And that's a great problem to have. You would rather be in that position where your focus needs to be on actually accumulating more amplification than reducing it. And so when you look at what's on the horizon for us, just across the top, you know, we've got more than 700 million still outstanding in traditional warrants. So as those warrants exercise, additional capital comes into the company, and we're able to take that capital and go acquire more Bitcoin. We've got the Semler acquisition that's on the horizon, and Semler holds more than 5000 Bitcoin as well. So that would add and that would be a credit enhancing event for us as well. And then you've got the amplification, which means we need to continue to keep amplification on relative to our Bitcoin holdings. So if we're sitting at a $200 million notional and we need to scale alongside these other activities happening, you know, that greatly increases the amount of SATA notional that we would have outstanding to maintain that amplification range. And so it gives us an incredibly robust picture for the next 12 months, you know. And a lot of it shorter than that. I say 12 months because the traditional warrants. You know, the term on those was 12 months from the reverse merger date, but a lot of these can likely happen much sooner than that. And so our ability to scale here in the near term and really move up the rankings in terms of public companies that are holding bitcoin is is really you.

Jeff Walton  40:00

Energizing. I mean, we've just got an exciting path in front of us, and it makes me very excited to get SATA out there trading in the market, and to now get the next structure in place, to be able to go out and edition issue additional shares of SATA to keep maintaining our amplification targets. So there's a lot on the horizon, and this is all just getting started, but a lot of credit enhancing activities that are going to come down the pipeline. And a lot of, you know, growing of the SATA product in the market here. So a lot coming. Yeah, I see, when I look at this slide, I see capacity, capacity, capacity. So for every dollar of warrant that comes in, we now have capacity to issue, you know, 33 cents of SATA to get to a 25% amplification figure. So that's massive, right? That that's a that's a creative to the balance sheet, and that having access, you know, to a perpetual, preferred fixed income instrument via an ATM at some point in the future. Is very novel, right? That if you were to, you know, traditionally, if you wanted to go raise additional, you know, fixed income like capital, or debt like capital, you'd have to create a whole presentation. You'd go out to investors, you go identify, you know, a tranche of people that are willing to accept to the terms. And then, you know, go raise a slug of fixed income like capital. And this is really novel, right, having access to, you know, increase the SATA outstanding via an ATM instrument, and in getting access to that capital to help push amplification higher. So we've got, you know, credit enhancing events on the horizon and capacity to issue on the horizon. So powerful, yeah, efficiency is one of those things that I think is greatly

Ben Werkman  41:59

under appreciated out there in the market right now, when it comes to the strategy, the strategy, right when you get the tools in market where you can now control the rate of issuance, that's incredibly powerful, because now you've got the ability to pull the lever at the right time for your company. So having a very simple story, and we'll talk about this more in just a little bit, where you're really just focused on two products, right? And as a part of this, IPO, you know, we communicated to the market that said is going to be our only pref for the next 12 months, right? We want to really focus on scaling the liquidity in our two products, because liquidity is another important part of the story. You want investors to know that there's liquidity out there in the market for them to be able to enter and exit positions, and that's what brings a lot of that institutional capital out. But as a treasury team, having efficiency of execution, where you're not continuously pushing yourself back into the sales cycle, where you have to go into these quiet periods, right? And you've got to disappear for a while to get these deals done where you actually control the flow of capital into your company. You know that puts you in a much stronger position to guide to your outcome. And so the one other thing that I'd be remiss not to talk about on this slide, because you can see it, is our new Bitcoin holdings are now 7525 so we accumulated more than 1500 Bitcoin using these proceeds. I believe it was 1567 which brings us now up to 7525 Bitcoin, you know, as the close of of this, IPO for SATA. And you can see the trajectory that that puts us on. You know, to think that just a couple of months ago, we had zero Bitcoin, right? Zero, and now just two months into being in the public markets, we've got more than 7500 Bitcoin. And you can see here that we're on the path to having significant accumulations in front of us. You know, this just tells a story about what it means to execute quick, but also what it means to execute thoughtfully and intentionally. And this is, this is an outcome that that I'm incredibly proud of, and I'm incredibly proud of the team that we've got here, because this is something you needed to be very intentional about, and you needed to say no to a lot of really attractive things. There's a lot of capital that you can take that's very easy, that allows you to get scale, but doing it the right way lets you control your own future and your own destiny. So, you know, I'm very, very proud of where we're at here, and assuming no big changes that would that would land, no big changes on Monday morning, that would land Strive as number 14, largest publicly traded equity that is holding Bitcoin on the balance sheet,

Jeff Walton  44:47

which is great. And just one more statistic that I think is fascinating is Strive. Strive has 31 employees, so we we raised $4.8 million per employee. The last week, which is just massive, right? That does a that's a massive number, that's net after fees and everything, but yeah, $4.8 million per employee, and that's a really powerful business model compared to some of the other types of companies that you know have similar credit quality. The only thing I would add to this slide is that on the pro forma numbers of 22,000 Bitcoin, there is no use of ATM to buy bitcoin in that on the common and I think that that is, you know, the power of the structure that's in place right now. Say that one more time for the people in the back. Matt

Ben Werkman  45:45

zero, use of the common equity ATM is needed to achieve this pro forma figures based on these assumptions. There we go. I love it. Okay, next slide. Let's keep rolling. Yeah, this one, I don't I don't think we have to spend a ton of time on it, because we've talked about it quite a bit, but what this really highlights is the simplicity of our capital structure, right? You've got asst, our common equity, which is amplified Bitcoin, and you've got SATA, which is Bitcoin powered yield, right? This is bringing that fixed income instrument to the market, and all of this is made possible by Bitcoin, which is the pristine collateral that dominates our balance sheet. And so when you keep your messaging and you keep your structure very simple, it doesn't need to be a complex story that you tell in the market. And I think that that is something that we've tried to be very intentional about, is that if you keep your structure contained, you don't launch too many products where you have to explain nuance differences out there. We've got a very attractive yield product, and we've got a product for people that are looking to outperform Bitcoin, and that is the structure that we've put in place. And it's very simple and it's very clean, and I think it makes our story understandable in the market, right? You don't need to focus on too many things. You've just got two structures to look at. So, you know, I think that's, that's something that we've been very intentional about, and it's something that, you know, with the commitment that we made into the market, that we're planning to maintain here. So let's keep it moving. Let's, let's show a traditional capital structure relative to a our capital structure. On the left hand side, you have Berkshire Hathaway. So what we've tried to show here, this is from Bloomberg, and you can look at all of the

Jeff Walton  47:35

debt and secured instruments on the Berkshire balance sheet. Each one of these individual white line items, you can click into it. And there's several, you know, sometimes, you know, 1355, issues, 22 issues, 14 issues, 171, issues, and each one of those influences the capital structure at Berkshire Hathaway. So if you're, if you're holding any one of those instruments in order to find out where you sit on the capital stack, you've got to go through and analyze this entire stack of instruments. Whereas our capital structure, over on the right hand side, entity has no debt, straight from Bloomberg, and that's clean. You can understand where you sit on the capital structure because we only have two products. We have amplified Bitcoin, and we've got digital credit, and you'd have the ability to calculate those the risk of those instruments and where, how collateralized they are, and the relative risk profile, 24/7, 365, understanding that Bitcoin is sitting behind it. This next slide is why perpetual preferred equity. And I love this slide because I feel like a lot of people don't necessarily understand why we've chose perpetual preferred equity, why strategy has chosen to shift towards perpetual preferred equity, away from convertible notes. So I'm just going to walk through each one of these default covenants. Perpetual preferred does not have default. Covenants, if you miss a dividend payment in some convertible note indentures that would be considered a default event, so an event of default maturity risk. Perpetual for equity does not have maturity risk. Convertible notes do have maturity risk, refinancing risk. PPE, no refinancing risk. Convertible debt has refinancing risk. You got to figure out what to do with the convertible note at the end of the period, if it doesn't convert into equity, you've got to make a decision. There's a decision making process, structure, structural, common equity, dilution. The convertible note, when it is converted into equity, is a dilution like event within the within the structure of the instrument, whereas perpetual preferred equity, the equity the design that we have chosen, chosen, does not have any common equity dilution within the. Structure. The next one incentives to short the common equity. So with perpetual preferred equity, the buyer is long, the credit quality of the instrument. With convertible notes, the buyer is long, the volatility of the instrument, very different behavior from the people that hold those specific instruments. The next one encumbering Bitcoin. Perpetual preferred equity does not encumber our Bitcoin, convertible notes, occasionally, sometimes there are encumbrance of the Bitcoin within the contracts that are written. Next one down margin requirements. Perpetual preferred equity does not have a margin requirement. So if the price of Bitcoin moves, then we do not have to post additional capital or additional collateral. Most of the smaller convertible notes that have been issued have had margin requirements. If the price of Bitcoin falls, you've got to post additional collateral such that you know, there is no margin call next duration of liability. So perpetual, preferred equity, infinite duration. Convertible notes have a maturity. This is important. If you look at how the SMP has viewed strategies, balance sheet they mentioned, you know, the duration of a liability as a as a concern when they view the credit quality of the company. Next one down, publicly traded. Perpetual preferred equity is publicly traded. Convertible nets, convertible notes are not publicly traded. This allows retail access to these instruments, like historically, if you were a retail investor and you wanted access to convertible notes, you'd have to buy it through probably a tax efficient ETF wrapper, and these instruments now provide access to retail to get this Bitcoin backed, Bitcoin powered yield. The last one is ability to ATM.

So like I mentioned earlier, perpetual preferred equity, you can issue additional shares. You can design an ATM to issue additional shares at the market, whereas convertible notes, you do not have that, you do not have the ability to, like raise additional capital each day if you wanted to. So I mean, there's so many benefits of perpetual period equity over convertible notes or traditional debt or traditional fixed income instruments. And this is really what is the most exciting part about working at a company, Bitcoin treasury, company, with access to these is that this is the most efficient type of leverage that you can take with having a Bitcoin balance sheet, and it's something that a individual wouldn't be able to Access on their own, like this is something that's only available to a corporation. A corporation is the only vehicle that can access this type of leverage model, and that's what makes the story incredibly unique. In my opinion, the two, in my view, most powerful advantages for a Bitcoin Treasury company relative to something like a hedge fund would be perpetual preferred equity.

Matt Cole  53:05

And then the fact that you can do rock dividends, those types of advantages are not available to a hedge fund. And then obviously the ability to access the ATM at certain times also can be, could be accretive. And and you get into why is this a better structure than a hedge fund or an ETF or an individual do it on their own? And these are the reasons, and I think that the market is still digesting all of these different things as we're talking about and it shows you how early we are, but as it ages, it shows unique advantages that are available in the structure that, frankly, are still being, you know, figured out. I mean, it's not very long ago that rock dividends just were figured out. And I think we'll continue to learn more advantages. But I think a corporation is the ideal way to put on amplification for Bitcoin and done through perpetual preferred equity is 100% the best way to do it. So the it. So this one, you know, people might wonder, what the heck does say to mean? Right? When you hear that name, you know, there's going to be people that have worked, you know, in computing and in it, and they're going to recognize this, because SATA is actually a type of cable and we like this analogy because we view our Seder SATA perpetual preferred equity as plugging into the legacy financial system and onboarding it into Bitcoin. And so SATA cables, traditionally, you know, they've been used to plug into storage devices and then give you a connection into the computer's motherboard. We view this product much the same. We're taking our SATA product, we're plugging into the or into the legacy financial system, and we're taking capital from the legacy financial system, and we're upgrading that store of value into Bitcoin, and then we're returning that capital through an attractive dividend, through a product that they recognize. Right? This is something that's very familiar to the trade.

Ben Werkman  55:00

Additional financial markets, and so you're giving them an easy onboarding into Bitcoin. So we thought it was a very good analogy. We actually, you know, more behind the scenes, we kind of stumbled into this one. Actually, along the way, you spend a lot of time trying to figure out, how do you want to brand your product, right? What do you want this to look like? What do you want the ticker symbol to be for your product, right? There's a lot of thought that goes into that. And so ultimately we landed on SATA. You know, some people viewed it as sat a right? It's kind of the first offering that you're bringing to the market. But ultimately SATA became a very fitting image for what we're trying to do here with this product. So why don't we jump to the next one here, Jeff, and we'll talk a little bit about some of the structure with zeta. So for those that have been familiar in the market here, you'll recognize this as being very similar to a stretch product, and you'll often hear a lot of feedback going, Well, why don't you do something drastically different, right? Why don't you come up with a totally brand new product in the market? And the answer to that is that sometimes you found a market that really needs to be served, and it needs to be served by more than one institution. Think about the banking system. For instance, you know, why is there more than one issuer of savings accounts or checking accounts, right? And there's differences in the structures for all of these banks, there's differences in the products for all these banks, there's differences in the interest rates offered by all of these banks. And so each of these products will serve the need of a different type of customer. And for us, you know, we think that with what strategy originally did with stretch, this is serving one of the largest markets you could possibly tap into, and one organization alone is not going to be able to serve that, and we think that we can serve a very important function in that with our product. And so our product is coming out with a very attractive dividend rate. It's coming out with 12% of the stated amount, which is $100 and so some of the highlights when we went through this offering, the initial offering was done at $80 a share, which is effectively a 15% effective yield. And these dividends are expected to be a return of capital, which increases the tax equivalent dividend yield. If you looked at it just from the base 12% stated amount, and you assumed that you're in a 32% tax bracket that would bring you up above 17% or return that you would need to get an equal return. But if you look at it from the IPO, it's actually even higher. This was part of that value proposition that investors see it would actually take 23.8% to get the same return. So very, very powerful when you have return of capital dividends. But the investor demand on this one, we originally came out at $125 million raise, and that raise got upsized to 200 million. So we already talked earlier about, you know, 125 kind of being table stakes to get into this market and to get institutional demand in this product. And as Matt just said a minute ago, you actually start to see a lot of increased demand as you move up to 200 million. And the reason for that is you're going to have more scale out there, which will bring more liquidity into the instrument, which makes them comfortable taking larger sizes of that offering. And when you think about who we're targeting, you know, we're targeting short duration investors looking for, you know, stable value with a higher yield than you're going to see in a money market account, and 12% is obviously well north of what you're going to see in any money market account. So we think that this is a really attractive product that's going to bring in, you know, a lot of interest, and we saw that through the IPO. The other reason that we think the product was really popular is because it brings a lot of investor protections with it, and one of those is the intention of maintaining a stable price on the product near the stated amount of $100 we've got a pace decline in the dividend rates. And so what investors want to know is that you can't just drastically reduce those dividend rates. So you can't just reduce the dividend rate by any amount that you want. So built into the structure of this product is a methodology for which you have to follow in terms of how much you can reduce that rate. And so in our instance, you know you've got a base reduction that you could do of 25 basis points, and then it's plus whatever the reduction is in sofr for that month. And so it gives investors a level of security knowing that while the inch or the dividend rate can come down, it's going to come down in a very controlled manner. But because we've got variable rate dividends, we can also adjust that dividend rate up by any amount that we see fit in order to bring the trading of that equity up to the stated amount. The other protections that you'll see are there's a dividend rate floor, so it's not going to go below the one month sofr rate. And these are cumulative dividends, which means that if dividends were ever to be suspended, those dividends continue to accumulate, and they have to be paid in their step up penalties, and the rate of those dividends up to, I believe it's 20% Yeah, and so those investors get a lot of protection there. But what was really unique to us was we decided we were going to come out initially and have a dividend payment reserve. And what that means is we've got 12 months of dividend payments already held in cash for this product, and that was important to us, you know, coming out as a first time issuer here in the market, to be able to bring confidence to investors, to invest in this IPO, and understand that as a company, we're taking the approach where we want to make sure that we can provide that level of comfort to the market, that we will be able to meet these dividend obligations. And to do that, we put one year worth of dividend payments into a reserve so that we have that capital already set aside to meet those dividends. So when you look at this holistically, you see a picture of a product that both provides really attractive dividend yields. And make no mistake, in these types of products, the dividend and that yield is the product that a lot of the market is looking at, but then you're also coupling that with what we think is the right balance of protections to make sure that investors that are investing into these products see that they're protected when they're holding this and they can feel comfortable holding this product. So very excited about this product. And on this next slide, what you'll see is the way that this product is intended to be managed. And this will look very familiar to a lot of people, but when you think about what would happen if SATA is trading below the stated amount, right? So if State has got a stated amount of 100 and we've communicated our intention to have say, to trade near the stated amount. What would we do if it was trading, you know, say below 95 Well, if it was trading low, if it was trading below and it wasn't moving up towards the stated amount, we've got a couple of levers that we can pull. The first is, you shut off the issuance of new equity shares, right? Use we stop being a seller of these shares into the market. The second is you can increase the dividend rate on SATA to make it more attractive in the market and to have more investors come in, which would ultimately hopefully bring the price up to that stated amount of 100 we've got a target range on SATA between 95 and 105 and so while we're within that range, we've got the ability to still make dividend rate adjustments if we need to continue to either bring SATA up towards 100 or bring it down towards 100 depending on where it's trading. But what we did was we put in the language saying that if SATA is trading below $99 a share, we're not going to reduce the dividend rate. And that's another one of those ways that we can bring assurance into the market about how this product is going to be managed. So it tells you what we're doing in order to meet that stated goal of getting this up to $100 per share. And if we're trading above $100 per share and above our target range, then what can we do? Well, in that instance, we can continue to issue new shares of SATA into the market. We've got a call feature on this product at $110 and we can also decrease the dividend rate on SATA. And so there's a lot of tools that we have at our disposal here to drive this towards a successful outcome, and that successful outcome would be that we're able to maintain a stable trading range for SATA near the stated amount.

Jeff Walton  1:03:25

Yeah, I'll take this next one, which is just outlining the credit profile of this particular instrument. So as of, as of, I guess, Friday, with Bitcoin price of 101,000 Bitcoin holdings, our Bitcoin a balance sheet is $760 million the notional value of the preferred outstanding is $200 million and our annual dividend, our annual dividend payment, is $24 million so in terms of collateral coverage, or BTC coverage, BTC rating, there's 3.8 times the amount of bitcoin on balance sheet relative To the notional value of the preferred outstanding that results in 32.7 times dividend coverage. So the Bitcoin holdings are 32 times larger than our annual dividend payment. So that's a you can effectively equate that to 32 years of dividend coverage, one unique highlight here is that just with the price of Bitcoin as at 103 where it's at today on Sunday, the price of Bitcoin needs to go up about three and a half percent from from a 103 up to around 106 500 in order for or that change in value would be $24 million so the entire balance sheet would increase by $24 million with a, you know, three and a half percent increase in the price of Bitcoin, which would effectively provide an additional year of dividend coverage unrealized gain on the balance sheet. Yeah. So you can start to see how this math stacks up incredibly quickly. And then on top of that, we have a year dividend reserve held in cash on our balance sheet as well to provide certainty in dividend payments, you know, over the over the next 12 months and into the future. Let me kick this next one over to Matt and just showing the comparable investment alternatives across these different high yield instruments.

Matt Cole  1:05:24

So what this is looking at is a risk adjusted metric for the preferred equity. And so one way to look at risk is duration, which is, what is the because of the interest, the obligations and the options of the instrument. What is the likelihood that the price of the security moves with changes in interest rates? And what you see in why Saylor called stretch the iPhone moment was he brought the effective duration in from strk, STRF, strd, from call it a seven to 11 year effective duration down to less than one year, while maintaining a similar yield. And SATA is similar. It's, it's a slightly longer duration than strc, because of the stated range being a little bit wider, but effectively a duration, you know, less than two years, with the higher yield, then, then obviously stretch, or any of the other ones, and it really stands out and and so you can think about this obviously, you know, with stretch as like a, like a checking account, I think with with SATA having a slightly longer duration, but in a similar manner, but but slightly more price, likely risk based on duration. But what you know, most people that are retired are invested in, isn't even actually on this page. It's typically like a Total Return Bond Fund, using the Bloomberg ag as reference. When people talk about 6040, portfolios, that's the most common holding, and that has a duration of about six and a yield of actually less than h, y, g, right? Because it's investment grade, not high yield. So you're talking about a a dividend yield in the call it five to 6% range for a 6% duration, and you look at the attractiveness of stretch or SATA, and they just stand out in a massive way. And I think that the market is as it's digesting that that's why you're seeing this demand for upsizing of these securities, because there's just nothing comparable. To put

Jeff Walton  1:07:24

it in perspective, I think h, y, g is $18 billion in assets under management, and our instrument was 200 million in notional value. So, you know, not a a very small amount of capital rotating from any of these other instruments can make a really big impact on either any of the strategy instruments or say to the relative size, excellent. And I think this is another, another way to say something very similar, but just comparing bank accounts, right? SATA is Bitcoin powered credit as we've walked through, effective yield at issued is 15% a tax equivalent yielded issuance is 23.8% factoring in rock dividend and a BTC rating or coverage ratio of 3.8 times. So if you compare that to other bank accounts, money market funds, or short term treasury bills or corporate commercial paper things with short duration, you can start to see the effective yields of these assets relative to SATA is significantly different. You're seeing anywhere from zero effectively 0% up to 4% and a tax equivalent yield of 0% to 4% SATA, our instrument, provides significantly higher effective yield, significantly higher tax equivalent yield.

Matt Cole  1:08:39

To me, the most important thing here is that there is no change in effective yield to tax equivalent yield for anything other than theta

Jeff Walton  1:08:50

bingo. I also really like this slide as well, and this is viewing bitcoin price over time from 2015 up to 2025 you got two charts here, and what we're really trying to show is that we view Bitcoin as a duration asset. And this is, I think, the best way to view Bitcoin for my opinion, if you look at the rolling four year BTC price, compound annual growth rate, the rolling four year CAGR has never been negative. And when you take these two charts and you look at them together, there's one way this thing is going, and Bitcoin is going up and to the right, and you can start to create and design and underwrite this instrument with underlying assumptions going into bitcoin adoption, seeing Bitcoin as a as an adoption trend into the future and and that's effectively what we're doing at Strive, is we are underwriting Bitcoin. We are chopping off the excess volatility, and we're chopping off the excess return, and that excess volatility and the excess return is going to is accruing to the common stock shareholder. So underwriting Bitcoin to put. Provide low volatility Bitcoin exposure to those that are interested in low volatility Bitcoin exposure. Okay, amplification. Matt, you want to take this one.

Matt Cole  1:10:09

I love amplifying Bitcoin. I think this is, this is why we're here as a Bitcoin Treasury company. This is what got me excited in strategy to begin with, was amplifying exposure to Bitcoin to try to outperform it over the long run. And what this shows is BTC factor, which is the increase of Bitcoin per share over a period of 10 years at different assumptions. So here we have the blue showing 30% amplification, the green showing 40% amplification, assuming a 10% dividend and a 30% Bitcoin CAGR. And so one of the things that I think all of us believe to be true, whether your strategy or Strive, is that over the course of the next 10 years, as people digest digital credit, that dividends are going to come down a little bit, because these are mispriced from a risk perspective. And that is a story that we're that we're seeing the demand is coming in strong for these and so when you combine that with the BTC CAGR, you see the potential for very attractive increases of Bitcoin per share structurally through the amplification of these instruments. And so 30% amplification, it's 2.7 times increase in Bitcoin per share over the course of 10 years. With these assumptions at 40% it's 4.6x and this, this is the last slide we have here. And so, you know, you can see, based on your own journey, what it could look like at different leverage percentages, at different ARR percentages. And you know, as someone, if you are a Bitcoin Maxi. So someone that thinks that Bitcoin will average 30% plus ARR over the next 10 years or more, so 30% being a Bitcoin Maxi, 40% being a double Maxi, 50% being a triple Maxi, you should want a Bitcoin Treasury company that has leverage in the 30 to 50% range, if possible, from perpetual preferred equity. And so that's what you see here in the black dotted lines of what Bitcoin factor could look like at these different caggers at different leverage percentages. And the the Bitcoin factor could range from 2.7x up to 34.4x depending on the leverage ratio and your and your CAGR assumption. But the bottom line is that this is, you know, without common equity ATM to buy bitcoin. This is just structural leverage with Bitcoin, you know, going up. What it means, and I think this is what a lot of the Bitcoin Treasury critics miss, is that this is a carry trade. You are you are borrowing with a cost of capital, and if the future returns of Bitcoin goes up greater than the cost of capital, you win. And I think this is a very powerful slide, and this is Strives version with, you know, our cost of capital assumptions and leverage assumptions, but what you see is how a Bitcoin Treasury company could structurally outperform and the way I like to view this slide is this is like a baseline for potential increases of Bitcoin per share over over the long runs, over a 10 year period. But there's obviously potential for additional accretive capital raising, whether it's from M and A, whether it's from, at times, common equity issuances and so that can help amplify, you know, increase the Bitcoin per share even further beyond the structural amplification through press which this slide shows.

Ben Werkman  1:13:34

Yeah, this is, this is one of those concepts that I think is really important as an investor to look at, because, as people, you know, and particularly during the bear markets, when you start looking at the multiples that you see in the market out there, regarded regarding mnavs, you know, this is what you're really looking at for. What should drive the reason for multiples to exist, right? It's this accumulation that you're not going to get without this type of structural amplification built into your balance sheet. So it's worthwhile for investors to spend time with BTC factor and with what it means to have that carry trade on, because this is what makes this so powerful for a corporation to be able to run this strategy, and when you structure yourselves in a way to take full benefit of this outcome, I think that this is what ultimately, over the long term, is going to drive substantial value for investors in these types of companies.

Jeff Walton  1:14:32

I think another thing that many miss is that the asset on the balance sheet is compounding, and the liability itself is not compounding. So when they, when folks generally think about the arbitrage, they'll think about the compound annual growth rate assumption that they've got, and then the different, the delta between the financing costs, well, that's, that's in year one and. If you think about year two, year three, year four, your asset is compounding, whereas the liability, relative to par, is staying relatively fixed, depending on, you know, interest rates and how we how we manage SATA, but the the liability itself is not compounding. So when you when you project that out into multiple years, that's where you start to see the benefit of having this amplification, this type of leverage, this amplification on your balance sheet.

Ben Werkman  1:15:30

And I think that that's the real driver. When you hear things like, maybe for Treasury companies, your Outlook should be 10 years. Part of the reason for that is that compounding effect, right? If you're planning to hold a treasury company for one year or two years, you know the compounding hardly starts when you start to look out at year six, at year seven, at year eight, all that excess that you're holding continues to compound on top of each other, and it becomes a really powerful impact. So I think that you know, when you have companies that are putting this structure in place and putting this amplification in place, you need to take the long term view of compounding, because that's where the real benefit is going to be seen in your investment. And the further out you get from your initial date, the more powerful that compounding effect becomes over time. So it's one of those concepts that's hard to initially wrap your head around, but as soon as you sit down and you spend the time to understand what that really means, you see how powerful this type of a structure can really be. And I think that awareness in the market is starting to build, and it's going to show the power of being truly early in this space, because we're in year zero right now, and perpetual preferreds have only been around for around nine months. You know, we're launching ours for the very first time right now, so we are just at the starting line. But when you look out over multiple cycles of Bitcoin, and you see what the impact to an investment could be from that compounding, and the amount of bitcoin that means goes per share, you see just how powerful these are. When you take a very long term time horizon to your investment thesis. All said, What a week, what a week. And I know that this is a longer episode than normal, so got to appreciate everyone coming along for this journey with us. And you know, we've got to say we saw a tremendous amount of support come from the market. The investing community was very loud this week in their support for the SATA product, in their support for asst and support for this team and what we're doing. And so we'd be remiss not to, you know, say thank you to everyone who's been following along on this journey. You know, it's been a short and furiously paced journey for us so far and and there's no slowing down. So, you know, we obviously appreciate all the support, all the coverage, all the analysis people are putting into, you know, the art of the possible for a company like Strive here, looking out into the future, it's always really fun to see you know what people are thinking about out there. So thank you all for taking the journey with us. Thank you for the support of SATA and making this a tremendous success. Like we said earlier, the retail community was a massive part of this race, and that's not something that always happens in an IPO. So that was that was really cool for us to see, and it makes us feel really good about the community that's getting built out there, around there. So thank you all for the support.

Tim Kotzman  1:18:37

Jeff, do you want to mention where people can find you if they're at different events this coming week, before we wrap up? Yeah,

Jeff Walton  1:18:43

absolutely good. Good point. Tim, I will, yeah, I'm going to be in Prague at BTC Prague. I think it's a the corporate symposium, and that is Monday, Tuesday this upcoming week. So I've got to get on a plane here this afternoon, and then the back half of the week I will be in Amsterdam at BTC Amsterdam. So if, if you see me, come say hi, I'll be around. I'll be talking about digital credit and amplified Bitcoin and the exciting times we're in. And we'll absolutely echo Ben's comments here. Ton of support from everybody in the retail community, institutional community, ever that's been following along. Thank you to everybody. It's it's been a wild journey, and we're just getting

Matt Cole  1:19:22

started. And I echo the Thank you. And then just also want to let you guys know if you happen to be in Miami for the cantor digital asset and AI conference that Ben workman and I and some of the other Strive team members will be there so so reach out. We'd love to see you

Tim Kotzman  1:19:38

there. What days are is that happening this week? Matt, Tuesday and Wednesday. Tuesday and Wednesday, okay, and I'll be in Amsterdam, Wednesday, Thursday, Friday. So, yeah, look forward to seeing everybody who's attending. And that's a wrap for episode 35 amplified Bitcoin at Digital credit for Matt Cole, Jeff Walton and Ben. Workman, I'm Tim kotzman, thanks for listening and watching, and we'll see you next week.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein and the documents incorporated herein by reference may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Rule 175 promulgated thereunder, and Section 21E of the Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Strive and Semler Scientific, respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company's future financial performance, the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses. Such statements are often characterized by the use of qualified words (and their derivatives) such as "may," "will," "anticipate," "could," "should," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "project," "predict," "potential," "assume," "forecast," "target," "budget," "outlook," "trend," "guidance," "objective," "goal," "strategy," "opportunity," and "intend," as well as words of similar meaning or other statements concerning opinions or judgment of Strive, Semler Scientific or their respective management about future events. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, among others, the following:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Strive and Semler Scientific to terminate the merger agreement between Strive and Semler Scientific;

•	the possibility that the proposed transaction does not close when expected or at all because the conditions to closing are not received or satisfied on a timely basis or at all;

•	the outcome of any legal proceedings that may be instituted against Strive or Semler Scientific or the combined company;

•	the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, implementation of Bitcoin treasury strategies and risks associated with Bitcoin and other digital assets, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement;

•	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;

•	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;

•	the diversion of management's attention from ongoing business operations and opportunities;

•	dilution caused by Strive's issuance of additional shares of its Class A common stock in connection with the proposed transaction;

•	potential adverse reactions of Strive’s or Semler Scientific’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;

•	changes in Strive’s or Semler Scientific’s share price before closing;

•	other factors that may affect future results of Strive, Semler Scientific or the combined company.

These factors are not necessarily all of the factors that could cause Strive’s, Semler Scientific’s or the combined company's actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm Strive, Semler Scientific or the combined company's results.

Although each of Strive and Semler Scientific believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of Strive or Semler Scientific will not differ materially from any projected future results expressed or implied by such forward-looking statements. Additional factors that could cause results to differ materially from those described above can be found in Strive’s Annual Report on Form 10-K, Strive’s Form S-4 filed on August 6, 2025 and October 10, 2025, under the “Supplementary Risk Factors” filed as an exhibit to Strive’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the SEC) on September 24, 2025, Semler Scientific’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2024 and quarterly reports on Form 10-Q, and other documents subsequently filed by Strive and Semler Scientific with the SEC. The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Strive, Semler Scientific or their respective businesses or operations. Investors are cautioned not to rely too heavily on any such forward-looking statements. Forward-looking statements speak only as of the date they are made and Strive and Semler Scientific undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, Strive has filed with the SEC a Registration Statement on Form S-4 (the "Registration Statement") to register the Class A common stock to be issued by Strive in connection with the proposed transaction and that will include an information statement of Strive, proxy statement of Semler Scientific and a prospectus of Strive (the "Information Statement/Proxy Statement/Prospectus"), and each of Strive and Semler Scientific may file with the SEC other relevant documents concerning the proposed transaction. A definitive Information Statement/Proxy Statement/Prospectus will be sent to the stockholders of Semler Scientific to seek their approval of the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF SEMLER SCIENTIFIC ARE URGED TO READ THE REGISTRATION STATEMENT AND INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STRIVE, SEMLER SCIENTIFIC AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

A copy of the Registration Statement, Information Statement/Proxy Statement/Prospectus, as well as other filings containing information about Strive and Semler Scientific, may be obtained, free of charge, at the SEC's website (http://www.sec.gov). You will also be able to obtain these documents, when they are filed, free of charge, from Strive by accessing Strive's website at https://investors.strive.com. Copies of the Registration Statement, the Information Statement/Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Strive's Investor Relations department at 200 Crescent Court, Suite 1400, Dallas, Texas 75201 or by calling (855) 427-7360 or by submitting an inquiry at https://investors.strive.com/ir-resources/contact-ir. Copies of the documents filed with the SEC by Semler Scientific will be available free of charge on Semler Scientific’s website at https://ir.semlerscientific.com/. The information on Strive’s or Semler Scientific’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Strive, Semler Scientific and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Semler Scientific in connection with the proposed transaction. Information about the interests of the directors and executive officers of Strive and Semler Scientific and other persons who may be deemed to be participants in the solicitation of stockholders of Semler Scientific in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Information Statement/Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC. Information about the directors and executive officers of Semler Scientific, their ownership of Semler Scientific common stock, and Semler Scientific’s transactions with related persons is set forth in the section entitled "INFORMATION REGARDING OUR BOARD OF DIRECTORS AND CORPORATE GOVERNANCE," "EXECUTIVE OFFICERS," "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT," “DIRECTOR COMPENSATION,” and "TRANSACTIONS WITH RELATED PERSONS" included in Semler Scientific’s definitive proxy statement in connection with its 2025 Annual Meeting of Stockholders, as filed with the SEC on July 17, 2025. Additional information regarding ownership of Semler Scientific’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 or 4, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001554859. Information about the directors and executive officers of Strive is contained in Strive’s Current Report on Form 8-K filed with the SEC on September 15, 2025, Strive's Current Report on Form 8-K filed with the SEC on September 12, 2025, Strive’s Current Report on Form 8-K filed with the SEC on October 6, 2025  and under “Meet the Leadership Team” accessed through the “About Us” link on Strive’s website at https://strive.com/team. Additional information regarding ownership of Strive’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 or 4 which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=1920406.

These documents and the other SEC filings described in this paragraph may be obtained free of charge as described above under the heading “Additional Information and Where to Find It.”

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

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